UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )   *

Nexvet Biopharma public limited company
(Name of Issuer)
Ordinary Shares, nominal value $0.125 per share
(Title of Class of Securities)
G6503X109
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
February 10, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 56 Pages
Exhibit Index Found on Page 38

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Akubra Investors, LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 999,5351
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 999,5351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,5351
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes 212,500 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 2 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Bushranger Funding, LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,077,9551
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,077,9551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,9551
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes 229,172 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 3 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Ute Holdings, LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,097,5061
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,097,5061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,097,5061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

 1 Includes 233,328 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 4 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,478,4961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,478,4961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,478,4961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes 526,925 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 5 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS NGP, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 146,2481
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 146,2481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,2481
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes 31,092 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 6 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Farallon Capital Management, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 146,2481
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 146,2481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,2481
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

1 Includes 31,092 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 7 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Farallon AA GP, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 299,0321
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 299,0321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,0321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

 Includes 63,574 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 8 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Farallon Partners GP VI, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 251,2201
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 251,2201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,2201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes 53,409 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 9 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 10 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 11 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 12 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS David T. Kim
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 13 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 14 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 15 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 16 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 17 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 18 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS John R. Warren
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 19 of 56 Pages

13D
CUSIP No. G6503X109

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 3,174,996 ordinary shares (including 675,000 ordinary shares issuable upon the exercise of warrants), which is 27.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,174,9961
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,174,9961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,9961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 675,000 ordinary shares issuable upon the exercise of warrants. See Item 5.
Page 20 of 56 Pages

Preliminary Note:

    Nexvet Biopharma public limited company, an Irish public limited company (the “Company”), completed the initial public offering (the “IPO”) of its ordinary shares, nominal value $0.125 per share (“Ordinary Shares”), on February 10, 2015.

    The Farallon SPVs (as defined in Item 2(a) below) purchased an aggregate of 700,000 Ordinary Shares in the IPO.  Upon the IPO, the Series B preference shares of the Company (“Series B Shares”) acquired by the Farallon SPVs prior to the IPO converted automatically into 1,799,996 Ordinary Shares.

    The Farallon SPVs hold warrants issued by the Company, each of which entitles its holder to purchase one Ordinary Share (“Warrants”).  The Warrants are exercisable by their holders at any time until their expiry on April 30, 2019.  The Farallon SPVs hold 675,000 Warrants.

    As a consequence of the Farallon SPVs’ ownership of Ordinary Shares and Warrants, the Reporting Persons (as defined in Item 2(a) below) may be deemed to own beneficially 3,174,996 Ordinary Shares as of the date of this statement.

Item 1. Security and Issuer

    This statement relates to Ordinary Shares.  The Company’s principal executive offices are located at National Institute for Bioprocessing Research and Training, Fosters Avenue, Mount Merrion, Blackrock, Co. Dublin, Ireland.

Item 2. Identity and Background

    (a) This statement is filed by the entities and persons listed in items (i) through (ix) below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon SPVs

(i)	Akubra Investors, LLC, a Delaware limited liability company (“Akubra”), with respect to the Ordinary Shares held by it;

(ii)	Bushranger Funding, LLC, a Delaware limited liability company (“Bushranger”), with respect to the Ordinary Shares held by it; and

(iii)	Ute Holdings, LLC, a Delaware limited liability company (“Ute”), with respect to the Ordinary Shares held by it.

    Akubra, Bushranger and Ute are together referred to herein as the “Farallon SPVs.”

    The members of Akubra are FCIP XR 2014, L.L.C. (“FCIP XR”) and Noonday Special Situation Partners, L.P. (“NSSP”) (each, a “Farallon Akubra Fund”).

    The members of Bushranger are FCP XR 2014, L.L.C. (“FCP XR”), Farallon Capital Institutional Partners III, L.P. (“FCIP III”) and Farallon Capital AA Investors, L.P. (“FCAAI”) (each, a “Farallon Bushranger Fund”).

Page 21 of 56 Pages

    The members of Ute are FCOI II SS 2014, Ltd. (“FCOI II SS”), Farallon Capital Institutional Partners II, L.P. (“FCIP II”) and Farallon Special Situation Partners VI, L.P. (“FSSP VI”) (each, a “Farallon Ute Fund”).

The Farallon General Partner

(iv)
  Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of (a) the sole member of FCIP XR, (b) the sole member of FCP XR, (c) FCIP III, (d) the sole member of FCOI II SS and (e) FCIP II, with respect to the Ordinary
  Shares indirectly held by FCIP XR as a Farallon Akubra Fund, the Ordinary Shares indirectly held by each of FCP XR and FCIP III as Farallon Bushranger Funds, and the Ordinary Shares indirectly held by each of FCOI II SS and FCIP II as Farallon Ute Funds.

The NSSP General Partner

(v)
  NGP, L.L.C., a Delaware limited liability company (the “NSSP General Partner”), which is the general partner of NSSP, with respect to the Ordinary Shares indirectly held by NSSP as a Farallon Akubra Fund.

The Management Company

(vi)
  Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), the manager of the NSSP General Partner, with respect to the Ordinary Shares indirectly held by NSSP as a Farallon Akubra Fund.

The FCAAI General Partner

(vii)
  Farallon AA GP, L.L.C., a Delaware limited liability company (the “FCAAI General Partner”), which is the general partner of FCAAI, with respect to the Ordinary Shares indirectly held by FCAAI as a Farallon Bushranger Fund.

The FSSP VI General Partner

(viii)
  Farallon Partners GP VI, L.L.C., a Delaware limited liability company ( the “FSSP VI General Partner”), which is the general partner of FSSP VI, with respect to the Ordinary Shares indirectly held by FSSP VI as a Farallon Ute Fund.

The Farallon Individual Reporting Persons

(ix)
  The following persons, each of whom is a managing member or senior managing member, as the case may be, of both the Farallon General Partner and the Management Company and a manager or senior manager, as the case may be, of both the FCAAI General Partner and the FSSP VI General
  Partner, with respect to the Ordinary Shares held by the Farallon SPVs: Michael B. Fisch (“Fisch”), Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), David T. Kim (“Kim”), Monica R. Landry (“Landry”), Michael G. Linn (“Linn”), Rajiv A. Patel

Page 22 of 56 Pages

      (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”).

    Fisch, Fried, Hirsch, Kim, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

    (b)           The address of the principal business office of (i) the Farallon SPVs is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons, the Farallon General Partner, the NSSP General Partner, the Management Company, the FCAAI General Partner and the FSSP VI General Partner is set forth in Annex 1 hereto.

    (c)           The principal business of each of the Farallon SPVs is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Management Company is that of a registered investment adviser. The principal business of the Farallon General Partner is to act as the general partner of each of (i) the sole member of FCIP XR, (ii) the sole member of FCP XR, (iii) FCIP III, (iv) the sole member of FCOI II SS and (v) FCIP II.  The principal business of the NSSP General Partner is to act as the general partner of NSSP. The principal business of the FCAAI General Partner is to act as the general partner of FCAAI. The principal business of the FSSP VI General Partner is to act as the general partner of FSSP VI. The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

    (d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)           The citizenship of each of the Farallon SPVs, the Farallon General Partner, the NSSP General Partner, the Management Company, the FCAAI General Partner and the FSSP VI General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States.  Spokes is a citizen of the United Kingdom.

    The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

Ordinary Shares Purchased in the IPO

The Farallon SPVs paid cash to acquire a total of 700,000 Ordinary Shares from the Company in the IPO.  The net investment cost for the Ordinary Shares acquired by each of the Farallon SPVs in the IPO is set forth below:

Entity	Ordinary Shares Acquired	Approximate Net Investment Cost

Page 23 of 56 Pages

Akubra	220,371	$2,203,710
Bushranger	237,659	$2,376,590
Ute	241,970	$2,419,700

    The consideration for such acquisitions was obtained from working capital.

Ordinary Shares Acquired upon Conversion of Series B Shares; Warrants

    In September 2014, the Company issued Series B Shares and Warrants in exchange for certain securities previously issued by the Company’s predecessor (the “Initial Securities”).   In such exchange (as adjusted for a subsequent share consolidation), Akubra acquired 566,664 Series B Shares and 212,500 Warrants; Bushranger acquired 611,124 Series B Shares and 229,172 Warrants; and Ute acquired 622,208 Series B Shares and 233,328 Warrants.  All such Series B Shares converted automatically, on a one-for-one basis and without payment, into Ordinary Shares on the date of the IPO.  The Farallon SPVs purchased the Initial Securities from the Company’s predecessor in April 2014 for aggregate cash consideration of $13,500,000.

Item 4. Purpose of Transaction

    The disclosure set forth in Item 6 below is hereby incorporated by reference in this Item 4.

    The purpose of the acquisition of the Ordinary Shares is for investment.  One of the Farallon Individual Reporting Persons, Patel, is a non-executive member of the Company’s board of directors.

    Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Ordinary Shares or other securities of the Company, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Ordinary Shares or other securities of the Company or (subject to the terms of the lock-up agreements described in Item 6 below) transfer or dispose of any or all of its Ordinary Shares or other securities of the Company, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Ordinary Shares and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of Ordinary Shares or other securities of the Company which it may hold at any point in time.

    Consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications regarding the Company with other persons, including, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company.  Such communications may relate, without limitation, to the Company’s strategy, operations, capital structure and/or any current or future initiatives that may be proposed or adopted by the Company's management or board of directors. During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.

    Except to the extent the foregoing may be deemed a plan or proposal, none of the
Page 24 of 56 Pages

Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The Farallon SPVs

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon SPV is incorporated herein by reference for each such Farallon SPV.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 11,079,996 Ordinary Shares outstanding immediately following completion of the IPO, as reported by the Company in its prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on February 4, 2015 (the “Prospectus”), and assuming the exercise by the Farallon SPVs of all Warrants currently held by them.

(c)
The dates, number of Ordinary Shares involved and the price per Ordinary Share (including commissions) for all transactions in the Ordinary Shares by the Farallon SPVs in the past 60 days are set forth on Schedules A-C hereto, which are incorporated herein by reference.  All of such Ordinary Shares were acquired in the IPO or upon the automatic conversion of Series B Shares into Ordinary Shares on the date of the IPO.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by the Farallon SPVs as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)
The NSSP General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The Management Company is the manager of the NSSP General Partner.

(f)
The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The Farallon Individual Reporting Persons are managing members of the Management Company.

(g)
The FCAAI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Bushranger as reported herein. The Farallon Individual Reporting Persons are managers of the FCAAI General Partner.

Page 25 of 56 Pages

(h)
The FSSP VI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Ute as reported herein. The Farallon Individual Reporting Persons are managers of the FSSP VI General Partner.

(i)	Not applicable.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by the Farallon SPVs as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The NSSP General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the NSSP General Partner is incorporated herein by reference.

(c)	None.

(d)
The NSSP General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The Management Company is the manager of the NSSP General Partner.

(e)	Not applicable.

The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)	None

(d)
The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein.  The Farallon Individual Reporting Persons are managing members of the Management Company.

Page 26 of 56 Pages

(e)	Not applicable.

The FCAAI General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FCAAI General Partner is incorporated herein by reference.

(c)	None.

(d)
The FCAAI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Bushranger as reported herein. The Farallon Individual Reporting Persons are managers of the FCAAI General Partner.

(e)	Not applicable.

The FSSP VI General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the FSSP VI General Partner is incorporated herein by reference.

(c)	None.

(d)
The FSSP VI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Ute as reported herein. The Farallon Individual Reporting Persons are managers of the FSSP VI General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by the Farallon SPVs as reported herein. The NSSP General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Akubra as reported herein. The FCAAI General Partner has the power to direct the receipt of dividends relating to, or the

Page 27 of 56 Pages

disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Bushranger as reported herein. The FSSP VI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, certain of the Ordinary Shares held by Ute as reported herein. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company, and managers of both the FCAAI General Partner and the FSSP VI General Partner.

(e)	Not applicable.

    The Ordinary Shares reported hereby for the Farallon SPVs are owned directly by the Farallon SPVs. The Farallon General Partner, as general partner of each of (a) the sole member of FCIP XR, (b) the sole member of FCP XR, (c) FCIP III, (d) the sole member of FCOI II SS and (e) FCIP II, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly owned by FCIP XR as a Farallon Akubra Fund, FCP XR and FCIP III as Farallon Bushranger Funds, and FCOI II SS and FCIP II as Farallon Ute Funds. The NSSP General Partner, as general partner of NSSP, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly owned by NSSP as a Farallon Akubra Fund. The Management Company, as manager of the NSSP General Partner, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly owned by NSSP as a Farallon Akubra Fund. The FCAAI General Partner, as general partner of FCAAI, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly owned by FCAAI as a Farallon Bushranger Fund. The FSSP VI General Partner, as general partner of FSSP VI, may be deemed to be a beneficial owner of all such Ordinary Shares indirectly owned by FSSP VI as a Farallon Ute Fund. The Farallon Individual Reporting Persons, as Managing Members or the Senior Managing Member, as the case may be, of the Farallon General Partner and the Management Company, and as managers or the senior manager, as the case may be, of both the FCAAI General Partner and the FSSP VI General Partner, in each case with the power to exercise investment discretion, may be deemed to be beneficial owners of all such Ordinary Shares owned by the Farallon SPVs.  Each of the Farallon General Partner, the NSSP General Partner, the Management Company, the FCAAI General Partner, the FSSP VI General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of
the Issuer

Warrants

    The Warrants held by the Farallon SPVs are governed by the Warrant terms of issue relating thereto (the “Warrant Terms”).  Among other things, the Warrant Terms provide that each Warrant entitles its holder to subscribe for one Ordinary Share at an exercise price of $8.625, subject to adjustment as set forth in the Warrant Terms, and that a Warrant may be exercised by its holder at any time during the period beginning on the Warrant’s date of issuance and the expiry date in the certificate representing such Warrant.  The certificates representing the Warrants held by the Farallon SPVs state an expiry date of April 30, 2019.

    The foregoing description of the Warrant Terms is qualified in its entirety by the full terms and conditions thereof.  The Warrant Terms were filed by the Company as Exhibit 4.3 to the Company’s registration statement on Form S-1 (Registration No. 333-201309) (the

Page 28 of 56 Pages

“Registration Statement”), which exhibit is hereby incorporated herein by reference.

Lock-Up Agreements

    Farallon Lock-Up Agreements

    The Farallon SPVs entered into respective agreements, each dated August 25, 2014 (the “Farallon Lock-Up Agreements”), with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC as the representatives of the IPO underwriters (the “Representatives”).  Each Farallon Lock-Up Agreement provides, subject to certain exceptions set forth therein, that during the period beginning on August 25, 2014 and ending on the date that is 180 days from the date of the underwriting agreement relating to the IPO, the signatory Farallon SPV will not, without the prior written consent of the Representatives, directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether owned as of or acquired after August 25, 2014 by such Farallon SPV.

    The foregoing description of the Farallon Lock-Up Agreements is qualified in its entirety by the full terms and conditions thereof.  The respective Farallon Lock-Up Agreements are attached hereto as Exhibits 2, 3 and 4, which exhibits are hereby incorporated herein by reference.

    Patel Lock-Up Agreement

    Patel, a Farallon Individual Reporting Person who is a non-executive director of the Company, in his then-capacity as a prospective director of the Company, entered into an agreement, dated December 9, 2014 (the “Patel Lock-Up Agreement”), with the Representatives.  The Patel Lock-Up Agreement provides, subject to certain exceptions set forth therein, that during the period beginning on December 9, 2014 and ending on the date that is 180 days from the date of the underwriting agreement relating to the IPO, Patel will not, without the prior written consent of the Representatives, directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether owned as of or acquired after December 9, 2014 by Patel.

    The foregoing description of the Patel Lock-Up Agreement is qualified in its entirety by the full terms and conditions thereof.  The Patel Lock-Up Agreement is attached hereto as Exhibit 5, which exhibit is hereby incorporated herein by reference.

Registration Rights Agreement

    The Farallon SPVs entered into a Registration Rights Agreement, dated as of January 22, 2015 (the “Registration Rights Agreement”), between the Company and the holders identified therein.  Pursuant to and subject to the terms of the Registration Rights Agreement, holders of Registrable Securities (as defined therein) representing at least 10 percent of the outstanding Ordinary Shares may, on not more than two occasions, request that the Company register for public resale all or a portion of their Registrable Securities.  In addition, the

Page 29 of 56 Pages

Registration Rights Agreement provides that holders of Registrable Securities representing at least five percent of the outstanding Ordinary Shares may make an unlimited number of requests that the Company register their Ordinary Shares for public resale on Form S-3, provided the Company is eligible to use Form S-3.  The Registration Rights Agreement also provides for certain piggyback registration rights.

    The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions thereof.  The Registration Rights Agreement was filed by the Company as Exhibit 10.21 to the Registration Statement, which exhibit is hereby incorporated herein by reference.

Director Compensation

    Patel, a Farallon Individual Reporting Person who is a non-executive director of the Company, in compensation for his services as such, may be eligible to receive cash and/or equity compensation from the Company under the Company’s 2015 Equity Incentive plan (the “2015 Plan”).  In addition, the Company has adopted a director compensation policy for non-executive directors consisting of annual retainer fees payable in Ordinary Shares or cash, and initial and annual grants of options or restricted share units.

    The foregoing description of the 2015 Plan is qualified in its entirety by the full terms and conditions thereof.  The 2015 Plan was filed by the Company as Exhibit 10.19 to the Registration Statement, which exhibit is hereby incorporated herein by reference.  The foregoing description of the Company’s director compensation program is qualified in its entirety by the description of such program set forth in the Prospectus under the caption “Management—Non-Employee Director Compensation,” which description is hereby incorporated herein by reference.

    Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

    There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

    The respective Farallon Lock-Up Agreements are filed herewith as Exhibits 2, 3 and 4.

    The Patel Lock-Up Agreement is filed herewith as Exhibit 5.

    The Warrant Terms were filed by the Company as Exhibit 4.3 to the Registration Statement.  Such exhibit is hereby incorporated herein by reference.

    The Registration Rights Agreement was filed by the Company as Exhibit 10.21 to the Registration Statement.  Such exhibit is hereby incorporated herein by reference.

Page 30 of 56 Pages

    The 2015 Plan was filed by the Company as Exhibit 10.19 to the Registration Statement.  Such exhibit is hereby incorporated herein by reference.

    A description of the Company’s director compensation program is set forth in the Prospectus under the caption “Management—Non-Employee Director Compensation.”  Such description is hereby incorporated herein by reference.

Page 31 of 56 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2015

/s/ Monica R. Landry
FARALLON CAPITAL MANAGEMENT, L.L.C.,
On its own behalf and
As the Manager of
AKUBRA INVESTORS, LLC,
BUSHRANGER FUNDING, LLC, and
UTE HOLDINGS, LLC
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
NGP, L.L.C.,
By Farallon Capital Management, L.L.C., its Manager
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
FARALLON AA GP, L.L.C.,
By Monica R. Landry, Manager

/s/ Monica R. Landry
FARALLON PARTNERS GP VI, L.L.C.,
By Monica R. Landry, Manager

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Power of Attorney executed by each of Fisch, Fried, Hirsch, Kim, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Landry to sign and file this Schedule 13D on his or her behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., is hereby incorporated by reference.

Page 32 of 56 Pages

ANNEX 1

Set forth below with respect to the Management Company, the Farallon General Partner, the NSSP General Partner, the FCAAI General Partner and the FSSP VI General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Management Company and the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)
Managing Members:  Andrew J. M. Spokes, Senior Managing Member; Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

2.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members:  Andrew J. M. Spokes, Senior Managing Member; Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

4.           The NSSP General Partner

(a)           NGP, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)	Manager: Farallon Capital Management, L.L.C.

5.           The FCAAI General Partner

(a)	Farallon AA GP, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California 94111
Page 33 of 56 Pages

(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)
Managers:  Andrew J. M. Spokes, Senior Manager; Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managers

6.           The FSSP VI General Partner

(a)	Farallon Partners GP VI, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California 94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)
Managers:  Andrew J. M. Spokes, Senior Manager; Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managers

7.	Managing Members of the Management Company and the Farallon General Partner

(a)
Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Gregory S. Swart, John R. Warren and Mark C. Wehrly.

(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)
The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of both the Management Company and the Farallon General Partner.  The principal occupation of each other Managing Member of the Management Company and the Farallon General Partner is serving as a Managing Member of both the Management Company and the Farallon General Partner.

(d)
Each of the Managing Members of the Management Company and the Farallon General Partner, other than Andrew J.M. Spokes and Gregory S. Swart, is a citizen of the United States.  Andrew J.M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

None of the Managing Members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 34 of 56 Pages

SCHEDULE A

AKUBRA INVESTORS, LLC

ACQUISITION DATE	NO. OF SHARES ACQUIRED / PURCHASED	PRICE PER SHARE ($)
02/10/2015	566,664	N/A*
02/10/2015	220,371	$10.00

* Acquired pursuant to the automatic conversion of Series B Shares into Ordinary Shares upon the consummation of the IPO.

Page 35 of 56 Pages

SCHEDULE B

BUSHRANGER FUNDING, LLC

ACQUISITION DATE	NO. OF SHARES ACQUIRED / PURCHASED	PRICE PER SHARE ($)
02/10/2015	611,124	N/A*
02/10/2015	237,659	$10.00

* Acquired pursuant to the automatic conversion of Series B Shares into Ordinary Shares upon the consummation of the IPO.

Page 36 of 56 Pages

SCHEDULE C

UTE HOLDINGS

ACQUISITION DATE	NO. OF SHARES ACQUIRED / PURCHASED	PRICE PER SHARE ($)
02/10/2015	622,208	N/A*
02/10/2015	241,970	$10.00

* Acquired pursuant to the automatic conversion of Series B Shares into Ordinary Shares upon the consummation of the IPO.

Page 37 of 56 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 2	Farallon Lock-Up Agreement relating to Akubra Investors, LLC
EXHIBIT 3	Farallon Lock-Up Agreement relating to Bushranger Funding, LLC
EXHIBIT 4	Farallon Lock-Up Agreement relating to Ute Holdings, LLC
EXHIBIT 5	Patel Lock-Up Agreement

Page 38 of 56 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 19, 2015

/s/ Monica R. Landry
FARALLON CAPITAL MANAGEMENT, L.L.C.,
On its own behalf and
As the Manager of
AKUBRA INVESTORS, LLC,
BUSHRANGER FUNDING, LLC, and
UTE HOLDINGS, LLC
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
NGP, L.L.C.,
By Farallon Capital Management, L.L.C., its Manager
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
FARALLON AA GP, L.L.C.,
By Monica R. Landry, Manager

/s/ Monica R. Landry
FARALLON PARTNERS GP VI, L.L.C.,
By Monica R. Landry, Manager

Page 39 of 56 Pages

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

    The Power of Attorney executed by each of Fisch, Fried, Hirsch, Kim, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Landry to sign and file this Schedule 13D on his or her behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., is hereby incorporated by reference.

Page 40 of 56 Pages

EXHIBIT 2
to
SCHEDULE 13D

AKUBRA INVESTORS, LLC LOCK-UP AGREEMENT

August 25, 2014

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Cowen and Company, LLC

as Representatives of the several
Underwriters to be named in the
within-mentioned Underwriting  Agreement

c/o Merrill Lynch, Pierce, Fenner & Smith
Incorporated
One Bryant Park
New York, New York 10036

c/o Cowen and Company, LLC
599 Lexington Avenue, 27th Floor
New York, New York 10022

Re:      Proposed Public Offering by Nexvet Biopharma Pty Ltd

Dear Sirs:

    The undersigned, a holder of equity securities and/or an officer and/or director of Nexvet Biopharma Pty Ltd (“Nexvet Australia”) or its successor following the proposed reorganization of Nexvet Australia in Ireland (the issuer of the Ordinary Shares (defined below) to be sold in the Offering (defined below) being referred to herein as the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Cowen and Company, LLC (“Cowen”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, providing for the public offering (the “Offering”) of the Company’s ordinary shares, par value $0.10 per share (the “Ordinary Shares”). In recognition of the benefit that the Offering will confer upon the undersigned as a holder of equity securities and/or officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 180 days from the date of the Underwriting Agreement (the “Restricted Period”), the undersigned will not, without the prior written consent of Merrill Lynch and Cowen (the “Representatives”), directly or indirectly, (i) offer,  pledge,  sell,  contract  to  sell,  sell  any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to

Page 41 of 56 Pages

the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other  agreement  or  any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Ordinary Shares the undersigned may purchase in the Offering.

    If the undersigned is an officer or director of the Company, (1) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a  transfer of  Ordinary Shares  following the  date of  the Underwriting  Agreement, the Representatives will  notify the Company of the impending release or waiver, and (2) pursuant  to the Underwriting Agreement the Company will announce such impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

    Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of  the Representatives, provided that (1) the Representatives receive a signed lock-up agreement for the balance  of  the  lock-up  period  from  each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange  Act  of  1934,  as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i)	as a bona fide gift or gifts or charitable contribution; or

(ii)	by will or intestacy; or

(iii)
  to any trust or similar estate planning vehicle for the direct or indirect benefit of the undersigned or members of the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(iv)	as a distribution to limited partners, stockholders, trust beneficiaries or other equity holders of the undersigned; or

(v)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned.

    Furthermore, the undersigned may:

(1)
  sell Ordinary Shares purchased by the undersigned on the open market following the Offering, if and only if (i) such sales are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or

Page 42 of 56 Pages

         report regarding such sales;

(2)
  establish a trading plan that complies with Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares; provided that (i) such plan does not provide for the transfer of Ordinary Shares during the Restricted Period and no Ordinary Shares are sold during the Restricted
  Period, and (ii) no public report or filing is required or voluntarily made as to the establishment of such plan during the Restricted Period;

(3)
  exercise an option to purchase Ordinary Shares granted under any equity incentive or purchase plan of the Company, or any warrant to purchase Ordinary Shares, disclosed in the final prospectus used for the Offering, including on a “net” basis; provided that (i) the underlying
  Ordinary Shares shall continue to be subject to the restrictions on transfer set forth in this lock-up agreement, (ii) in the event of an exercise on a  “net”  basis,  the Company becomes the owner of the Ordinary Shares surrendered in the net exercise, and
  (iii)  such  transfers  are  not  required  to  be  reported  with  the  Securities  and  Exchange Commission on Form 4 in accordance with Section 16 of the Exchange Act; and

(4)
  transfer, sell, tender or otherwise dispose of any securities of the Company pursuant to a bona fide third party tender offer for securities of the Company, merger, consolidation or other business combination involving a Change  of  Control  of  the  Company  occurring after the settlement of the Offering that, in each case, has been approved by the board of directors of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of securities of the Company in connection with any such transaction, or vote any voting securities of the Company in favor of any such transaction); provided that all securities of the Company held by the undersigned that are not so transferred, sold, tendered or otherwise disposed of remain subject to this lock-up agreement; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any securities of the Company held by the undersigned shall remain subject to the restrictions herein. For the purposes of this subsection (4), “Change of Control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction, the result of which is that any “person” (as defined  in  Section 13(d)(3) of the
  Exchange Act), or group of persons, other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 100% of the total voting power of the voting stock of the Company.

    The restrictions in this lock-up agreement do not apply to (1) the exchange, conversion or other disposition to the Company or any of its predecessors of any securities of any  predecessor  of  the Company in connection with the proposed reorganization of Nexvet Australia in Ireland, or (2) the conversion of any outstanding preferred shares, or warrants to acquire preferred shares, of the Company into Ordinary Shares, or warrants to acquire Ordinary Shares, in connection with the  closing  of  the Offering; provided that the Ordinary Shares received by the undersigned upon the occurrence of (1) or (2) shall remain subject to the restrictions contained herein.

    This lock-up agreement shall automatically terminate, and the undersigned shall be released from its obligations hereunder, upon the earliest to occur, if any, of (1) the Representatives, on the one hand, or the Company, on the other hand, has advised the other in writing prior to the closing of the Offering, that it has determined not to proceed with the Offering, (2) the Company files an
Page 43 of 56 Pages

application to withdraw the registration statement related to the Offering, (3) the Underwriting Agreement is executed but is terminated prior to the closing of the Offering (other than the provisions thereof that survive termination) and prior to payment for and delivery of the Ordinary Shares to be sold thereunder, or (4) March 31, 2015, in the event that the Underwriting Agreement has not been executed by such date.

    The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,

AKUBRA INVESTORS, LLC

Signature: /s/ Thomas G. Roberts

Print Name: Thomas G. Roberts

Page 44 of 56 Pages

EXHIBIT 3
to
SCHEDULE 13D

BUSHRANGER FUNDING, LLC LOCK-UP AGREEMENT

August 25, 2014

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Cowen and Company, LLC

as Representatives of the several
Underwriters to be named in the
within-mentioned Underwriting  Agreement

c/o Merrill Lynch, Pierce, Fenner & Smith
Incorporated
One Bryant Park
New York, New York 10036

c/o Cowen and Company, LLC
599 Lexington Avenue, 27th Floor
New York, New York 10022

Re:                        Proposed Public Offering by Nexvet Biopharma Pty Ltd

Dear Sirs:

    The undersigned, a holder of equity securities and/or an officer and/or director of Nexvet Biopharma Pty Ltd (“Nexvet Australia”) or its successor following the proposed reorganization of Nexvet Australia in Ireland (the issuer of the Ordinary Shares (defined below) to be sold in the Offering (defined below) being referred to herein as the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Cowen and Company, LLC (“Cowen”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, providing for the public offering (the “Offering”) of the Company’s ordinary shares, par value $0.10 per share (the “Ordinary Shares”). In recognition of the benefit that the Offering will confer upon the undersigned as a holder of equity securities and/or officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 180 days from the date of the Underwriting Agreement (the “Restricted Period”), the undersigned will not, without the prior written consent of Merrill Lynch and Cowen (the “Representatives”), directly or indirectly, (i) offer,  pledge,  sell,  contract  to  sell,  sell  any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to
Page 45 of 56 Pages

the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other  agreement  or  any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Ordinary Shares the undersigned may purchase in the Offering.

    If the undersigned is an officer or director of the Company, (1) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a  transfer of  Ordinary Shares  following the  date of  the Underwriting  Agreement, the Representatives will  notify the Company of the impending release or waiver, and (2) pursuant  to the Underwriting Agreement the Company will announce such impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

    Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of  the Representatives, provided that (1) the Representatives receive a signed lock-up agreement for the balance  of  the  lock-up  period  from  each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange  Act  of  1934,  as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(vi)	as a bona fide gift or gifts or charitable contribution; or

(vii)	by will or intestacy; or

(viii)
  to any trust or similar estate planning vehicle for the direct or indirect benefit of the undersigned or members of the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(ix)	as a distribution to limited partners, stockholders, trust beneficiaries or other equity holders of the undersigned; or

(x)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned.

    Furthermore, the undersigned may:

(1)
  sell Ordinary Shares purchased by the undersigned on the open market following the Offering, if and only if (i) such sales are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or

Page 46 of 56 Pages

          report regarding such sales;

(2)
  establish a trading plan that complies with Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares; provided that (i) such plan does not provide for the transfer of Ordinary Shares during the Restricted Period and no Ordinary Shares are sold during the Restricted
  Period,  and (ii) no public report or filing is required or voluntarily made as to the establishment of such plan during the Restricted Period;

(3)
  exercise an option to purchase Ordinary Shares granted under any equity incentive or purchase plan of the Company, or any warrant to purchase Ordinary Shares, disclosed in the final prospectus used for the Offering, including on a “net” basis; provided that (i) the underlying
  Ordinary Shares shall continue to be subject to the restrictions on transfer set forth in this lock-up agreement, (ii) in the event of an exercise on a  “net”  basis,  the Company becomes the owner of the Ordinary Shares surrendered in the net exercise, and
  (iii)  such  transfers  are  not  required  to  be  reported  with  the  Securities  and  Exchange Commission on Form 4 in accordance with Section 16 of the Exchange Act; and

(4)
  transfer, sell, tender or otherwise dispose of any securities of the Company pursuant to a bona fide third party tender offer for securities of the Company, merger, consolidation or other business combination involving a Change  of  Control  of  the  Company  occurring after the settlement of the Offering that, in each case, has been approved by the board of directors of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of securities of the Company in connection with any such transaction, or vote any voting securities of the Company in favor of any such transaction); provided that all securities of the Company held by the undersigned that are not so transferred, sold, tendered or otherwise disposed of remain subject to this lock-up agreement; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any securities of the Company held by the undersigned shall remain subject to the restrictions herein. For the purposes of this subsection (4), “Change of Control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction, the result of which is that any “person” (as defined  in  Section 13(d)(3) of the
  Exchange Act), or group of persons, other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 100% of the total voting power of the voting stock of the Company.

    The restrictions in this lock-up agreement do not apply to (1) the exchange, conversion or other disposition to the Company or any of its predecessors of any securities of any  predecessor  of  the Company in connection with the proposed reorganization of Nexvet Australia in Ireland, or (2) the conversion of any outstanding preferred shares, or warrants to acquire preferred shares, of the Company into Ordinary Shares, or warrants to acquire Ordinary Shares, in connection with the  closing  of  the Offering; provided that the Ordinary Shares received by the undersigned upon the occurrence of (1) or (2) shall remain subject to the restrictions contained herein.

    This lock-up agreement shall automatically terminate, and the undersigned shall be released from its obligations hereunder, upon the earliest to occur, if any, of (1) the Representatives, on the one hand, or the Company, on the other hand, has advised the other in writing prior to the closing of the Offering, that it has determined not to proceed with the Offering, (2) the Company files an

Page 47 of 56 Pages

application to withdraw the registration statement related to the Offering, (3) the Underwriting Agreement is executed but is terminated prior to the closing of the Offering (other than the provisions thereof that survive termination) and prior to payment for and delivery of the Ordinary Shares to be sold thereunder, or (4) March 31, 2015, in the event that the Underwriting Agreement has not been executed by such date.

    The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,

BUSHRANGER FUNDING, LLC

Signature: /s/ Thomas G. Roberts

Print Name: Thomas G. Roberts

Page 48 of 56 Pages

EXHIBIT 4
to
SCHEDULE 13D

UTE HOLDINGS, LLC LOCK-UP AGREEMENT

August 25, 2014

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Cowen and Company, LLC

as Representatives of the several
Underwriters to be named in the
within-mentioned Underwriting Agreement

c/o Merrill Lynch, Pierce, Fenner & Smith
Incorporated
One Bryant Park
New York, New York 10036

c/o Cowen and Company, LLC
599 Lexington Avenue, 27th Floor
New York, New York 10022

Re:                        Proposed Public Offering by Nexvet Biopharma Pty Ltd

Dear Sirs:

    The undersigned, a holder of equity securities and/or an officer and/or director of Nexvet Biopharma Pty Ltd (“Nexvet Australia”) or its successor following the proposed reorganization of Nexvet Australia in Ireland (the issuer of the Ordinary Shares (defined below) to be sold in the Offering (defined below) being referred to herein as the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Cowen and Company, LLC (“Cowen”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, providing for the public offering (the “Offering”) of the Company’s ordinary shares, par value $0.10 per share (the “Ordinary Shares”). In recognition of the benefit that the Offering will confer upon the undersigned as a holder of equity securities and/or officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 180 days from the date of the Underwriting Agreement (the “Restricted Period”), the undersigned will not, without the prior written consent of Merrill Lynch and Cowen (the “Representatives”), directly or indirectly, (i) offer,  pledge,  sell,  contract  to  sell,  sell  any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to

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the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other  agreement  or  any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Ordinary Shares the undersigned may purchase in the Offering.

    If the undersigned is an officer or director of the Company, (1) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a  transfer of  Ordinary Shares  following the  date of  the Underwriting  Agreement, the Representatives will  notify the Company of the impending release or waiver, and (2) pursuant  to the Underwriting Agreement the Company will announce such impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

    Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of  the Representatives, provided that (1) the Representatives receive a signed lock-up agreement for the balance  of  the  lock-up  period  from  each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange  Act  of  1934,  as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(xi)	as a bona fide gift or gifts or charitable contribution; or

(xii)	by will or intestacy; or

(xiii)
  to any trust or similar estate planning vehicle for the direct or indirect benefit of the undersigned or members of the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(xiv)	as a distribution to limited partners, stockholders, trust beneficiaries or other equity holders of the undersigned; or

(xv)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned.

Furthermore, the undersigned may:

(1)
  sell Ordinary Shares purchased by the undersigned on the open market following the Offering, if and only if (i) such sales are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or

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          report regarding such sales;

(2)
  establish a trading plan that complies with Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares; provided that (i) such plan does not provide for the transfer of Ordinary Shares during the Restricted Period and no Ordinary Shares are sold during the Restricted
  Period, and (ii) no public report or filing is required or voluntarily made as to the establishment of such plan during the Restricted Period;

(3)
  exercise an option to purchase Ordinary Shares granted under any equity incentive or purchase plan of the Company, or any warrant to purchase Ordinary Shares, disclosed in the final prospectus used for the Offering, including on a “net” basis; provided that (i) the underlying
  Ordinary Shares shall continue to be subject to the restrictions on transfer set forth in this lock-up agreement, (ii) in the event of an exercise on a  “net”  basis,  the Company becomes the owner of the Ordinary Shares surrendered in the net exercise, and
  (iii)  such  transfers  are  not  required  to  be  reported  with  the  Securities  and  Exchange Commission on Form 4 in accordance with Section 16 of the Exchange Act; and

(4)
  transfer, sell, tender or otherwise dispose of any securities of the Company pursuant to a bona fide third party tender offer for securities of the Company, merger, consolidation or other business combination involving a Change  of  Control  of  the  Company  occurring after the settlement of the Offering that, in each case, has been approved by the board of directors of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of securities of the Company in connection with any such transaction, or vote any voting securities of the Company in favor of any such transaction); provided that all securities of the Company held by the undersigned that are not so transferred, sold, tendered or otherwise disposed of remain subject to this lock-up agreement; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any securities of the Company held by the undersigned shall remain subject to the restrictions herein. For the purposes of this subsection (4), “Change of Control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction, the result of which is that any “person” (as defined  in  Section 13(d)(3) of the
  Exchange Act), or group of persons, other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 100% of the total voting power of the voting stock of the Company.

    The restrictions in this lock-up agreement do not apply to (1) the exchange, conversion or other disposition to the Company or any of its predecessors of any securities of any  predecessor  of  the Company in connection with the proposed reorganization of Nexvet Australia in Ireland, or (2) the conversion of any outstanding preferred shares, or warrants to acquire preferred shares, of the Company into Ordinary Shares, or warrants to acquire Ordinary Shares, in connection with the  closing  of  the Offering; provided that the Ordinary Shares received by the undersigned upon the occurrence of (1) or (2) shall remain subject to the restrictions contained herein.

    This lock-up agreement shall automatically terminate, and the undersigned shall be released from its obligations hereunder, upon the earliest to occur, if any, of (1) the Representatives, on the one hand, or the Company, on the other hand, has advised the other in writing prior to the closing of the Offering, that it has determined not to proceed with the Offering, (2) the Company files an

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application to withdraw the registration statement related to the Offering, (3) the Underwriting Agreement is executed but is terminated prior to the closing of the Offering (other than the provisions thereof that survive termination) and prior to payment for and delivery of the Ordinary Shares to be sold thereunder, or (4) March 31, 2015, in the event that the Underwriting Agreement has not been executed by such date.

    The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,

UTE HOLDINGS, LLC

Signature: /s/ Thomas G. Roberts

Print Name: Thomas G. Roberts

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EXHIBIT 5
to
SCHEDULE 13D

RAJIV A. PATEL LOCK-UP AGREEMENT

December 9, 2014

Merrill Lynch, Pierce, Fenner & Smith
        Incorporated
Cowen and Company, LLC

as Representatives of the several
Underwriters to be named in the
within-mentioned Underwriting Agreement

c/o Merrill Lynch, Pierce, Fenner & Smith
Incorporated
One Bryant Park

New York, New York 10036

c/o Cowen and Company, LLC
599 Lexington Avenue, 27th Floor
New York, New York 10022

Re:           Proposed Public Offering by Nexvet Biopharma public limited company

Dear Sirs:

    The undersigned, a holder of equity securities and/or an officer and/or director of Nexvet Biopharma public limited company  (the issuer of the Ordinary Shares (defined below) to be sold in the Offering (defined below) being referred to herein as the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Cowen and Company, LLC (“Cowen”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, providing for the public offering (the “Offering”) of the Company’s ordinary shares, par value $0.10 per share (the “Ordinary Shares”).  In recognition of the benefit that the Offering will confer upon the undersigned as a holder of equity securities and/or officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 180 days from the date of the Underwriting Agreement (the “Restricted Period”), the undersigned will not, without the prior written consent of Merrill Lynch and Cowen (the “Representatives”), directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise. If the undersigned is an

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officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Ordinary Shares the undersigned may purchase in the Offering.

    If the undersigned is an officer or director of the Company, (1) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Ordinary Shares following the date of the Underwriting Agreement, the Representatives will notify the Company of the impending release or waiver, and (2) pursuant to the Underwriting Agreement the Company will announce such impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

    Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of the Representatives, provided that (1) the Representatives receive a signed lock-up agreement for the balance of the lock-up period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

as a bona fide gift or gifts or charitable contribution; or

by will or intestacy; or

to any trust or similar estate planning vehicle for the direct or indirect benefit of the undersigned or members of the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

        as a distribution to limited partners, stockholders, trust beneficiaries or other equity holders of the undersigned; or

        to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned.

        Furthermore, the undersigned may:

(1)
sell Ordinary Shares purchased by the undersigned on the open market following the Offering, if and only if (i) such sales are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales;

(2)
establish a trading plan that complies with Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares; provided that (i) such plan does not provide for the transfer of Ordinary Shares during the Restricted Period and no Ordinary Shares are sold during the Restricted Period, and (ii) no public report or filing is required or voluntarily made as to the establishment of such plan during the Restricted Period;

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(3)
exercise an option to purchase Ordinary Shares granted under any equity incentive or purchase plan of the Company, or any warrant to purchase Ordinary Shares, disclosed in the final prospectus used for the Offering, including on a “net” basis; provided that (i) the underlying Ordinary Shares shall continue to be subject to the restrictions on transfer set forth in this lock-up agreement, (ii) in the event of an exercise on a “net” basis, the Company becomes the owner of the Ordinary Shares surrendered in the net exercise, and (iii) such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Exchange Act; and

(4)
transfer, sell, tender or otherwise dispose of any securities of the Company pursuant to a bona fide third party tender offer for securities of the Company, merger, consolidation or other business combination involving a Change of Control of the Company occurring after the settlement of the Offering that, in each case, has been approved by the board of directors of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of securities of the Company in connection with any such transaction, or vote any voting securities of the Company in favor of any such transaction); provided that all securities of the Company held by the undersigned that are not so transferred, sold, tendered or otherwise disposed of remain subject to this lock-up agreement; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any securities of the Company held by the undersigned shall remain subject to the restrictions herein. For the purposes of this subsection (4), “Change of Control” means the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction, the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 100% of the total voting power of the voting stock of the Company.

The restrictions in this lock-up agreement do not apply to (1) the exchange, conversion or other disposition to the Company or any of its predecessors of any securities of any predecessor of the Company in connection with the proposed reorganization of Nexvet Biopharma Pty Ltd in Ireland, or (2) the conversion of any outstanding preferred shares, or warrants to acquire preferred shares, of the Company into Ordinary Shares, or warrants to acquire Ordinary Shares, in connection with the closing of the Offering; provided that the Ordinary Shares received by the undersigned upon the occurrence of (1) or (2) shall remain subject to the restrictions contained herein.

This lock-up agreement shall automatically terminate, and the undersigned shall be released from its obligations hereunder, upon the earliest to occur, if any, of (1) the Representatives, on the one hand, or the Company, on the other hand, has advised the other in writing prior to the closing of the Offering, that it has determined not to proceed with the Offering, (2) the Company files an application to withdraw the registration statement related to the Offering, (3) the Underwriting Agreement is executed but is terminated prior to the closing of the Offering (other than the provisions thereof that survive termination) and prior to payment for and delivery of the Ordinary Shares to be sold thereunder, or (4) March 31, 2015, in the event that the Underwriting Agreement has not been executed by such date.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

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Very truly yours,

Signature: /s/ Rajiv A. Patel

Print Name: Rajiv A. Patel

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